UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CHEMOCENTRYX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16383L106

(CUSIP Number)

December 31, 2013

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16383L106

(1)	Names of Reporting Persons. Alta BioPharma Partners III, L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power (a)

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 781,046(a)

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 781,046(a) Exit Filing

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(11)	Percent of Class Represented by Amount in Row (9) 1.82% (b) Exit Filing

(12)	Type of Reporting Person PN

(a)   Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over 781,046 shares of common stock (“Common Stock”)  of ChemoCentryx, Inc. (the “Issuer”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Farah Champsi (“Champsi”), Edward Hurwitz (“Hurwitz”) and Edward Penhoet (“Penhoet”), directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock. Additional information about ABPIII is set forth in Attachment A hereto.

(b)   The percentage set forth in row (11) is based on an aggregate of 42,865,408 shares of Common Stock outstanding as of November 4, 2013 as reported in the Issuer’s 10-Q filing for the quarter ended September 30, 2013.

CUSIP No. 16383L106

(1)	Names of Reporting Persons. Alta BioPharma Partners III GmbH & Co. Beteiligungs KG

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 52,453 (c)

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 52,453 (c)

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 52,453 (c) Exit Filing

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(11)	Percent of Class Represented by Amount in Row (9) 0.12% (b) Exit Filing

(12)	Type of Reporting Person PN

(c)   Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over 52,453 shares of Common Stock of the Issuer, except that ABMIII, the managing limited partner of ABPIIIKG, and Champsi, Penhoet, and Hurwitz directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ABPIIIKG is set forth in Attachment A hereto.

CUSIP No. 16383L106

(1)	Names of Reporting Persons. Alta BioPharma Management III, LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 833,499 (d)

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 833,499 (d)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 833,499 (d) Exit Filing

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(11)	Percent of Class Represented by Amount in Row (9) 1.94% (b) Exit Filing

(12)	Type of Reporting Person OO

(d)   ABMIII shares voting and dispositive power over the 781,046 shares of Common Stock beneficially owned by ABPIII and the 52,453 shares of Common Stock beneficially owned by ABPIIIKG. Additional information about ABMIII is set forth in Attachment A hereto.

CUSIP No. 16383L106

(1)	Names of Reporting Persons. Alta Embarcadero BioPharma Partners III, LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 19,245 (e)

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 19,245 (e)

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,245 (e) Exit Filing

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(11)	Percent of Class Represented by Amount in Row (9) 0.04% (b) Exit Filing

(12)	Type of Reporting Person OO

(e)   Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over 19,245 shares of Common Stock, except that Champsi, Penhoet, and Hurwitz, managers of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about AEBPIII is set forth in Attachment A hereto.

CUSIP No. 16383L106

(1)	Names of Reporting Persons. Farah Champsi

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 852,744 (f)

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 852,744 (f)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 852,744 (f) Exit Filing

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(11)	Percent of Class Represented by Amount in Row (9) 1.99% (b) Exit Filing

(12)	Type of Reporting Person IN

(f) Champsi shares voting and dispositive control over the 781,046 shares of Common Stock beneficially owned by ABPIII, the 52,453 shares of Common Stock beneficially owned by ABPIIIKG, and the 19,245 shares of Common Stock beneficially owned by AEBPIII. Additional information about Champsi is set forth in Attachment A hereto.

CUSIP No. 16383L106

(1)	Names of Reporting Persons. Edward Penhoet

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 852,744 (g)

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 852,744 (g)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 852,744 (g) Exit Filing

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(11)	Percent of Class Represented by Amount in Row (9) 1.99% (b) Exit Filing

(12)	Type of Reporting Person IN

(g) Penhoet shares voting and dispositive control over the 781,046 shares of Common Stock beneficially owned by ABPIII, the 52,453 shares of Common Stock beneficially owned by ABPIIIKG, and the 19,245 shares of Common Stock beneficially owned by AEBPIII. Additional information about Penhoet is set forth in Attachment A hereto.

CUSIP No. 16383L106

(1)	Names of Reporting Persons. Edward Hurwitz

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 852,744 (h)

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 852,744 (h)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 852,744 (h) Exit Filing

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(11)	Percent of Class Represented by Amount in Row (9) 1.99% (b) Exit Filing

(12)	Type of Reporting Person IN

(h) Hurwitz shares voting and dispositive control over the 781,046 shares of Common Stock beneficially owned by ABPIII, the 52,453 shares of Common Stock beneficially owned by ABPIIIKG, and the 19,245 shares of Common Stock beneficially owned by AEBPIII. Additional information about Hurwitz is set forth in Attachment A hereto.

CUSIP No. 16383L106

Item 1.
	(a)	Name of Issuer: ChemoCentryx, Inc.(“Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 850 Maude Avenue Mountain View, California 94043

Item 2.
(a)

Name of Person Filing:

Alta BioPharma Partners III, L.P. (“ABPIII”)

Alta BioPharma Management III, LLC (“ABMIII”)

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”)

Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”)

Farah Champsi (“FC”)

Edward Penhoet (“EP”)

Edward Hurwitz (“EH”)

	(b)	Address of Principal Business Office: One Embarcadero Center, Suite 3700 San Francisco, CA 94111
	(c)	Citizenship/Place of Organization:

		Entities:	ABPIII	Delaware
			ABMIII	Delaware
			ABPIIIKG	Germany
			AEBPIII	California

		Individuals:	FC	United States
			EP	United States
			EH	United States
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 16383L106

Item 3.	Not applicable.

CUSIP No. 16383L106

Item 4	Ownership.

Please see Attachment A

		ABPIII	ABMIII	ABPIIIKG	AEBPIII
(a)	Beneficial Ownership	781,046	833,499	52,453	19,245
(b)	Percentage of Class	1.82%	1.94%	0.12%	0.04%
(c)	Sole Voting Power	781,046	-0-	52,453	19,245
	Shared Voting Power	-0-	833,499	-0-	-0-
	Sole Dispositive Power	781,046	-0-	52,453	19,245
	Shared Dispositive Power	-0-	833,499	-0-	-0-

		FC	EP	EH
(a)	Beneficial Ownership	852,744	852,744	852,744
(b)	Percentage of Class	1.99%	1.99%	1.99%
(c)	Sole Voting Power	-0-	-0-	-0-
	Shared Voting Power	852,744	852,744	852,744
	Sole Dispositive Power	-0-	-0-	-0-
	Shared Dispositive Power	852,744	852,744	852,744

CUSIP No. 16383L106

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
No reporting person is a member of a group as defined in Section 240.123d-1(b)(1)(ii)(J) of the Act.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

EXHIBITS

A: Joint Filing Statement

CUSIP No. 16383L106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2014

ALTA BIOPHARMA PARTNERS III, L.P.		ALTA BIOPHARMA MANAGEMENT III, LLC
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi		By:	/s/ Farah Champsi
	Farah Champsi, Director			Farah Champsi, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC		ALTA BIOPHARMA PARTNERS III GMBH &CO.
BETEILIGUNGS KG
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi	By:		/s/ Farah Champsi
	Farah Champsi, Manager			Farah Champsi, Director

/s/ Farah Champsi
Farah Champsi

	/s/ Edward Penhoet			/s/ Edward Hurwitz
	Edward Penhoet			Edward Hurwitz

CUSIP No. 16383L106

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:	February 14, 2014

ALTA BIOPHARMA PARTNERS III, L.P.		ALTA BIOPHARMA MANAGEMENT III, LLC
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi		By:	/s/ Farah Champsi
	Farah Champsi, Director			Farah Champsi, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC		ALTA BIOPHARMA PARTNERS III GMBH &CO.
BETEILIGUNGS KG
By: Alta BioPharma Management III, LLC

By:	/s/ Farah Champsi	By:		/s/ Farah Champsi
	Farah Champsi, Manager			Farah Champsi, Director

/s/ Farah Champsi
Farah Champsi

	/s/ Edward Penhoet			/s/ Edward Hurwitz
	Edward Penhoet			Edward Hurwitz

CUSIP No. 16383L106

Attachment A

Alta BioPharma Partners III, L.P. beneficially owns 781,046 shares of Common and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG beneficially owns 52,453 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners III, LLC beneficially owns 19,245 shares Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management III, LLC is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.

Ms. Farah Champsi is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.

Mr. Edward Hurwitz is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.

Mr. Edward Penhoet is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.